Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

June 14, 2011

Safe Harbor Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Video message from NYSE Euronext CEO Duncan Niederauer to NYSE Euronext employees (emailed to employees June 14, 2011):

Hey Guys, before I head off to London and then to St. Petersburg for the week, I thought I would give you a quick update.  It’s Monday afternoon here in New York.  Big week last week with shareholders, and at the start of the week we made a couple of big announcements that you probably saw that are related to the merger, and we think put us in an even better position to garner the votes in July, which I will talk about in a minute.  So early in the week, both boards approved the payment of a special dividend, it will be two euros a share that will be paid to all shareholders of Newco as soon as practical after we get the merger closed, so hopefully very early 2012, and we also announced that Deutsche Börse, which has historically owned 85% of Eurex and the Swiss owned the other 15%.  That JV was set to unwind in 2014, and we struck an agreement where we will unwind that JV on or around the time of the closing of our merger, so roughly three years early, and that and the dividend were both extremely well-received by shareholders.  Now, we then stepped into really a full week of shareholder meetings last week.

The timing couldn’t have been better.  As we were putting out the press releases Tuesday morning here in New York, I was walking into a investor lunch with Larry and Mike and Steve and sponsored by Barclays Capital.  So we did investor meetings on Tuesday, and Wednesday, I was in Boston with the DB Team, and on Thursday I was back here in New York with Reto and their CFO, and Friday we spent the entire day at the Sandler O’Neill conference meeting investors.  So, I think during the week we probably met certainly more than 50, probably close to 75 investors during the week, some DB, some NYX, some both.  And I think between the special dividend, the Eurex announcement, the momentum we already had, I came away from those meetings feeling very, very good.

Remember our vote’s July 7th, the tender offer on the DB side expire shortly thereafter on the 13th, so hopefully by mid-July we’ll be able to put that behind us and focus on the integration process and the regulatory process for the rest of the year.  Speaking of the integration process, the teams from both sides are meeting regularly.  In fact, my stopover in London on the way to St. Petersburg is to meet with our management team and the DB management team, so we are having kind of a one and a half day management off-site in London the next couple of days, and then as I said I will be on my way to Russia.  So expect the teams to be doing a lot more of that.  Once we get through the vote, I think we will be communicating a lot more about how the integration process is going and how the regulatory process is going.  I got a lot of questions on that last week from the shareholders, which tells me they are looking past the vote, what are you are going to be working on the rest of the year. So you will probably see us out messaging a lot without front-running the regulators on how those different processes are going in and around the world.

Lastly, I had a meeting this morning with one of our big transacting clients.  We’ve met more than 150 of our trading clients since we announced the deal in mid-February.  And we are going to keep doing that over and over again, just to continue to give them a chance to ask questions that they might have about the merger. As you can appreciate, some of our big trading clients are wondering, are we going to be too big, are we going to be too powerful, etc., so we are trying to remind them what’s in it for them as well.  So throughout this process, stay client-focused, the IPO calendar here and in Europe continues to be very strong.  Stay focused on your clients, stay close to them.  We will be back at the end of this month with the monthly note, and then I’ll try to give some visibility into how Q2 is shaping up.  Two good months behind us, volume is obviously slowing down on a lot of our businesses around the world, but I think we are still hanging in there pretty well.

So keep executing and I will be in touch when I get back from Europe.  Thanks a lot.  Have a great day!